[Letterhead of Sandler O'Neill & Partners, L.P.]

October 30, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Guaranty Bancshares, Inc.
Registration Statement on Form S-1
File No. 333-199602

Ladies and Gentlemen:

The undersigned, as the representative of the several underwriters of the offering of securities of First Guaranty Bancshares, Inc. (the “Company”) pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), Sandler O’Neill & Partners, L.P., as representative (the “Representative”) of the several underwriters, wishes to advise you that we have been informed by the participating underwriters that they are acting in compliance and will act in compliance with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company for acceleration of the effective date of the Registration Statement to 3:00 p.m., Washington, D.C. time, on November 3, 2015, or as soon thereafter as practicable.  The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act of 1933, as amended.

Sincerely,

SANDLER O’NEILL & PARTNERS, L.P.
as representative of the several underwriters

By: Sandler O’Neill & Partners Corp., the sole general partner

By: /s/ Jennifer Docherty
Name: Jennifer Docherty
Title: Authorized Signatory

cc: Michael T. Rave, Esq. – Day Pitney LLP